Exhibit 99.2

●	Stock Listing Information

Colombian Stock Exchange S.A.

Ticker: CLH

●	Investor Relations

Jesús Ortiz de la Fuente

+57 (1) 603-9051

E-mail: jesus.ortizd@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January - September			Third Quarter
	2017	2016	% var	2017	2016	% var
Consolidated cement volume	5,673	5,666	0%	1,892	1,892	0%
Consolidated domestic gray cement volume	4,974	4,976	(0%)	1,652	1,670	(1%)
Consolidated ready-mix volume	2,197	2,355	(7%)	721	795	(9%)
Consolidated aggregates volume	5,234	5,547	(6%)	1,695	1,869	(9%)
Net sales	954	1,012	(6%)	312	340	(8%)
Gross profit	409	496	(18%)	128	168	(23%)
as % of net sales	42.8%	49.0%	(6.2pp )	41.2%	49.3%	(8.1pp )
Operating earnings before other expenses, net	177	276	(36%)	53	92	(43%)
as % of net sales	18.6%	27.2%	(8.6pp )	16.9%	27.1%	(10.2pp )
Controlling interest net income (loss)	79	143	(45%)	28	43	(34%)
Operating EBITDA	239	340	(30%)	71	114	(38%)
as % of net sales	25.0%	33.6%	(8.6pp )	22.7%	33.4%	(10.7pp )
Free cash flow after maintenance capital expenditures	77	181	(58%)	19	54	(65%)
Free cash flow	46	73	(37%)	17	22	(26%)
Net debt	881	969	(9%)	881	969	(9%)
Total debt	922	1,016	(9%)	922	1,016	(9%)
Earnings per share	0.14	0.26	(45%)	0.05	0.08	(35%)
Shares outstanding at end of period	557	556	0%	557	556	0%
Employees	4,351	4,724	(8%)	4,351	4,724	(8%)

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of US dollars, except volumes, percentages, employees, and per-share amounts.

Shares outstanding are presented in millions.

Consolidated net sales during the third quarter of 2017 declined by 8% compared to those of the third quarter of 2016. For the first nine months of the year, consolidated net sales decreased by 6%, compared to those of the same period of 2016. These declines are mostly explained by lower cement volumes and prices in Colombia.

Cost of sales as a percentage of net sales during the first nine months of the year increased by 6.2pp from 51.0% to 57.2%, on a year-over-year basis.

Operating expenses as a percentage of net sales during the nine months of the year increased by 2.5pp from 21.8% to 24.2%, compared to those of the same period of 2016.

Operating EBITDA during the third quarter of 2017 declined by 38% compared to that of third quarter of 2016. During the first nine months of the year operating EBITDA decreased by 30%, compared to that of the same period in 2016. This decline is mainly explained by lower cement volumes and prices in Colombia.

Operating EBITDA margin during the third quarter of 2017 declined by 10.7pp, compared to that of the third quarter of 2016. During the first nine months of the year operating EBITDA margin declined by 8.6pp compared to that of the same period last year.

Controlling interest net income during the first nine months of the year reached US$79 million, declining 45% compared to that of the same period in 2016. During the third quarter of 2017 controlling interest net income reached US$28 million, declining by 34% compared to that of the third quarter of 2016.

Total debt at the end of the quarter reached US$922 million.

2017 Third Quarter Results	Page 2

OPERATING RESULTS

Colombia

	January - September			Third Quarter
	2017	2016	% var	2017	2016	% var
Net sales	432	512	(16%)	142	173	(18%)
Operating EBITDA	83	176	(53%)	22	60	(63%)
Operating EBITDA margin	19.1%	34.4%	(15.3pp)	15.8%	34.9%	(19.1pp )

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(5%)	(4%)	(15%)	(16%)	(18%)	(21%)
Price (USD)	(18%)	(22%)	1%	(4%)	7%	5%
Price (local currency)	(21%)	(22%)	(2%)	(4%)	4%	5%

Year-over-year percentage variation.

In Colombia, during the third quarter our domestic gray cement, ready-mix and aggregates volumes declined by 4%, 16%, and 21%, respectively, compared to those of the third quarter of 2016. For the first nine months of the year, our domestic gray cement, ready-mix and aggregates volumes decreased by 5%, 15%, and 18%, respectively, compared to those of the same period of 2016.

Cement consumption during the quarter was affected by weak demand from industrial and commercial projects, as well as from high and middle income housing developments. Although our cement prices declined in 3Q17, on a year-over-year and sequential basis, as of September they were 2% higher than in June.

The deterioration in EBITDA during this quarter, on a year over year basis, relates mainly to lower cement volumes and prices, higher distribution costs due to the closure of our Bucaramanga plant, higher fuel costs, higher costs related to the scope of the maintenance of a kiln in our Ibague cement plant, as well as certain the one-off effects related to our housing solutions business, and the adverse arbitration decision of an electricity contract.

Panama

	January - September			Third Quarter
	2017	2016	% var	2017	2016	% var
Net sales	212	200	6%	71	70	1%
Operating EBITDA	87	90	(3%)	30	32	(8%)
Operating EBITDA margin	41.3%	45.3%	(4.0pp )	42.0%	46.4%	(4.4pp )

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	5%	(3%)	16%	4%	18%	15%
Price (USD)	(1%)	(1%)	(0%)	0%	(3%)	(9%)
Price (local currency)	(1%)	(1%)	(0%)	0%	(3%)	(9%)

Year-over-year percentage variation.

In Panama during the third quarter our domestic gray cement volumes declined by 3%, while our ready-mix and aggregates volumes increased by 4% and 15% respectively, compared to those of the third quarter of 2016. For the first nine months of 2017, our domestic gray cement, ready-mix and aggregates volumes increased by 5%, 16%, and 18% respectively, compared to those of the first nine months of 2016.

Our cement dispatches in the country during the quarter and the first nine months of 2017 were driven by infrastructure works like the second line of the Subway, Minera Panamá, and the urban renovation of Colon city, as well as by middle-income and low-income residential projects.

Our margin decline of 4.4 percentage points during the quarter is mostly explained by lower cement volumes, a product-mix effect reflecting an increase in sales of ready-mix and aggregates, and an increase in our fuel costs

2017 Third Quarter Results	Page 3

OPERATING RESULTS

Costa Rica

	January - September			Third Quarter
	2017	2016	% var	2017	2016	% var
Net sales	114	120	(5%)	37	38	(2%)
Operating EBITDA	40	49	(18%)	13	14	(6%)
Operating EBITDA margin	35.2%	40.7%	(5.5pp )	35.1%	36.8%	(1.7pp )

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(1%)	(0%)	2%	22%	28%	33%
Price (USD)	(8%)	(6%)	(15%)	(10%)	(52%)	(51%)
Price (local currency)	(4%)	(3%)	(11%)	(7%)	(49%)	(50%)

Year-over-year percentage variation.

In Costa Rica, during the third quarter our domestic gray cement volumes remained flat, while our ready-mix and aggregates volumes increased by 22% and 33%, respectively, compared to those of the third quarter of 2016. For the first nine months of the year our domestic gray cement volumes declined by 1%, while our ready-mix and aggregates volumes increased by 2%

and 28%, respectively, compared to those of the same period of 2016.

Despite severe weather conditions during the quarter, we have seen positive signs with regards to demand for our products in the country. Daily national cement consumption increased during the July-September period for the second consecutive quarter, on a year-over-year basis, fueled by industrial and commercial developments.

Year to date, our operations in Costa Rica have had the highest alternative fuels substitution rate in our portfolio. This quarter it reached 27.8%, a new record for this operation, helping us partially offset the increase in fuel costs in the country.

Rest of CLH

	January - September			Third Quarter
	2017	2016	% var	2017	2016	% var
Net sales	215	197	9%	67	64	5%
Operating EBITDA	66	65	1%	19	20	(8%)
Operating EBITDA margin	30.4%	32.8%	(2.4pp )	27.9%	31.8%	(3.9pp )

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates
	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	10%	7%	27%	20%	62%	2%
Price (USD)	(1%)	(1%)	(9%)	(4%)	(12%)	2%
Price (local currency)	(1%)	(1%)	(9%)	(4%)	(8%)	7%

Year-over-year percentage variation.

In the Rest of CLH region, which includes our operations in Nicaragua, Guatemala, El Salvador and Brazil, during the third quarter of 2017 our domestic gray cement, ready-mix and aggregates volumes increased by 7%, 20% and 2%, respectively, compared to those of the third quarter of 2016. During the first nine months of 2017, our domestic gray cement, ready-mix and aggregates volumes increased by 10%, 27% and 62%, respectively, compared to those of the same period of 2016. Despite the unusual rainy weather conditions in Central America in recent months, cement volumes increased for the ninth consecutive quarter in the Rest of CLH region in the July-September period, on a year-over-year basis.

In Nicaragua, infrastructure works continued to drive cement consumption. Although housing developments continue to demand our products, construction activity for new projects has slowed down.

With regards to Guatemala, construction activity during the quarter was affected by rainy weather conditions, and by the decrease in demand from two of the most important mining projects in the country. National cement consumption continues to rely heavily on private investment, mostly from industrial and commercial works. Construction of public works remains stagnant and with very low levels of disbursements.

2017 Third Quarter Results	Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

Operating EBITDA and free cash flow

	January - September			Third Quarter
	2017	2016	% var	2017	2016	% var
Operating earnings before other expenses, net	177	276	(36%)	52	93	(44%)
+ Depreciation and operating amortization	61	64		18	21

Operating EBITDA	239	340	(30%)	71	114	(38%)
- Net financial expense	47	49		15	20
- Capital expenditures for maintenance	36	32		13	10
- Change in working Capital	(7)	(17)		5	5
- Taxes paid	83	85		18	21
- Other cash items (Net)	4	10		2	4

Free cash flow after maintenance capital exp	77	181	(58%)	19	54	(65%)
- Strategic Capital expenditures	30	108		2	32

Free cash flow	46	73	(37%)	17	22	(26%)

In millions of US dollars, except percentages.

Information on Debt

	Third Quarter			Second Quarter		Third Quarter
	2017	2016	% var	2017		2017	2016
Total debt 1, [2]	922	1,016		936	Currency denomination
Short term	16%	27%		2%	U.S. dollar	98%	97%
Long term	84%	73%		98%	Colombian peso	2%	3%

Cash and cash equivalents	41	47	(11%)	39	Interest rate

Net debt	881	969	(9%)	897	Fixed	65%	76%

					Variable	35%	24%

In millions of US dollars, except percentages.

[1]	Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).
[2]	Represents the consolidated balances of CLH and subsidiaries.

2017 Third Quarter Results	Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in thousands of U.S. Dollars, except per share amounts

	January - September			Third Quarter
INCOME STATEMENT	2017	2016	% var	2017	2016	% var
Net sales	954,321	1,012,153	(6%)	311,566	340,077	(8%)
Cost of sales	(545,682)	(516,042)	(6%)	(183,090)	(172,302)	(6%)

Gross profit	408,639	496,111	(18%)	128,476	167,775	(23%)
Operating expenses	(231,412)	(220,552)	(5%)	(75,845)	(75,693)	(0%)

Operating earnings before other expenses, net	177,227	275,559	(36%)	52,631	92,082	(43%)
Other expenses, net	(6,041)	(2,707)	(123%)	(4,582)	(2,433)	(88%)

Operating earnings	171,186	272,852	(37%)	48,049	89,649	(46%)
Financial expenses	(46,619)	(49,329)	5%	(14,475)	(19,951)	27%
Other income (expenses), net	(884)	12,443	N/A	7,290	882	727%

Net income before income taxes	123,683	235,966	(48%)	40,864	70,580	(42%)
Income tax	(44,187)	(92,047)	52%	(12,689)	(27,531)	54%

Consolidated net income	79,496	143,919	(45%)	28,175	43,049	(35%)
Non-controlling Interest Net Income	(288)	(518)	44%	(98)	(205)	52%

Controlling Interest Net Income	79,208	143,401	(45%)	28,077	42,844	(34%)

Operating EBITDA	238,566	339,583	(30%)	70,829	113,532	(38%)
Earnings per share	0.14	0.26	(45%)	0.05	0.08	(35%)

	as of September 30
BALANCE SHEET	2017	2016	% var
Total Assets	3,367,493	3,376,607	(0%)
Cash and Temporary Investments	41,401	46,761	(11%)
Trade Accounts Receivables	125,287	115,804	8%
Other Receivables	67,647	42,953	57%
Inventories	78,236	70,867	10%
Other Current Assets	14,929	13,563	10%
Current Assets	327,500	289,948	13%
Fixed Assets	1,265,865	1,247,216	1%
Other Assets	1,774,128	1,839,443	(4%)

Total Liabilities	1,816,889	1,869,004	(3%)
Current Liabilities	501,456	575,949	(13%)
Long-Term Liabilities	1,300,131	1,284,515	1%
Other Liabilities	15,302	8,540	79%

Consolidated Stockholders’ Equity	1,550,604	1,507,603	3%
Non-controlling Interest	5,146	5,938	(13%)
Stockholders’ Equity Attributable to Controlling Interest	1,545,458	1,501,665	3%

2017 Third Quarter Results	Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in millions of Colombian Pesos in nominal terms, except per share amounts

	January - September			Third Quarter
INCOME STATEMENT	2017	2016	% var	2017	2016	% var
Net sales	2,809,215	3,075,558	(9%)	921,551	2,021,436	(54%)
Cost of sales	(1,606,312)	(1,568,061)	(2%)	(541,544)	(1,034,363)	48%

Gross profit	1,202,903	1,507,497	(20%)	380,007	987,073	(62%)
Operating expenses	(681,203)	(670,175)	(2%)	(224,337)	(449,437)	50%

Operating earnings before other expenses, net	521,700	837,322	(38%)	155,673	537,636	(71%)
Other expenses, net	(17,783)	(8,225)	(116%)	(13,552)	(7,015)	(93%)

Operating earnings	503,917	829,097	(39%)	142,121	530,621	(73%)
Financial expenses	(137,232)	(149,892)	8%	(42,817)	(107,218)	60%
Other income (expenses), net	(2,602)	37,809	N/A	21,563	23,927	(10%)

Net income before income taxes	364,083	717,014	(49%)	120,867	447,330	(73%)
Income tax	(130,071)	(279,698)	53%	(37,531)	(174,498)	78%

Consolidated net income	234,012	437,316	(46%)	83,336	272,832	(69%)
Non-controlling Interest Net Income	(849)	(1,574)	46%	(289)	(1,091)	74%

Controlling Interest Net Income	233,163	435,742	(46%)	83,047	271,741	(69%)

Operating EBITDA	702,261	1,031,867	(32%)	209,495	336,642	(38%)
Earnings per share	420.39	786.01	(47%)	149.71	228.25	(34%)

	as of September 30
BALANCE SHEET	2017	2016	% var
Total Assets	9,904,032	9,724,459	2%
Cash and Temporary Investments	121,761	134,670	(10%)
Trade Accounts Receivables	368,478	333,510	10%
Other Receivables	198,954	123,702	61%
Inventories	230,097	204,093	13%
Other Current Assets	43,909	39,062	12%
Current Assets	963,199	835,037	15%
Fixed Assets	3,722,997	3,591,920	4%
Other Assets	5,217,836	5,297,502	(2%)

Total Liabilities	5,343,596	5,382,638	(1%)
Current Liabilities	1,474,817	1,658,705	(11%)
Long-Term Liabilities	3,823,775	3,699,337	3%
Other Liabilities	45,004	24,596	83%

Consolidated Stockholders’ Equity	4,560,436	4,341,821	5%
Non-controlling Interest	15,135	17,101	(11%)
Stockholders’ Equity Attributable to Controlling Interest	4,545,301	4,324,720	5%

2017 Third Quarter Results	Page 7

OPERATING RESULTS

Operating Summary per Country

in thousands of U.S. dollars

Operating EBITDA margin as a percentage of net sales

	January - September			Third Quarter
	2017	2016	% var	2017	2016	% var

NET SALES
Colombia	432,019	511,785	(16%)	141,501	172,804	(18%)
Panama	211,792	199,609	6%	70,592	69,827	1%
Costa Rica	113,732	119,535	(5%)	37,169	37,871	(2%)
Rest of CLH	215,377	197,161	9%	67,203	64,092	5%
Others and intercompany eliminations	(18,599)	(15,937)	(17%)	(4,899)	(4,517)	(8%)

TOTAL	954,321	1,012,153	(6%)	311,566	340,077	(8%)

GROSS PROFIT
Colombia	159,132	242,872	(34%)	47,812	82,895	(42%)
Panama	100,085	100,342	(0%)	34,530	35,986	(4%)
Costa Rica	52,981	62,056	(15%)	17,529	18,940	(7%)
Rest of CLH	83,806	80,535	4%	24,689	26,221	(6%)
Others and intercompany eliminations	12,635	10,306	23%	3,916	3,733	5%

TOTAL	408,639	496,111	(18%)	128,476	167,775	(23%)

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Colombia	63,505	156,487	(59%)	17,144	53,423	(68%)
Panama	74,593	76,834	(3%)	25,846	27,880	(7%)
Costa Rica	36,081	43,926	(18%)	11,581	12,313	(6%)
Rest of CLH	60,985	60,570	1%	17,173	19,006	(10%)
Others and intercompany eliminations	(57,937)	(62,258)	7%	(19,113)	(20,540)	7%

TOTAL	177,227	275,559	(36%)	52,631	92,082	(43%)

OPERATING EBITDA
Colombia	82,663	176,054	(53%)	22,398	60,277	(63%)
Panama	87,475	90,364	(3%)	29,679	32,420	(8%)
Costa Rica	40,025	48,615	(18%)	13,039	13,943	(6%)
Rest of CLH	65,544	64,745	1%	18,736	20,351	(8%)
Others and intercompany eliminations	(37,141)	(40,195)	8%	(13,023)	(13,459)	3%

TOTAL	238,566	339,583	(30%)	70,829	113,532	(38%)

OPERATING EBITDA MARGIN
Colombia	19.1%	34.4%		15.8%	34.9%
Panama	41.3%	45.3%		42.0%	46.4%
Costa Rica	35.2%	40.7%		35.1%	36.8%
Rest of CLH	30.4%	32.8%		27.9%	31.8%

TOTAL	25.0%	33.6%		22.7%	33.4%

2017 Third Quarter Results	Page 8

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons

Ready mix in thousands of cubic meters

	January - September			Third Quarter
	2017	2016	% var	2017	2016	% var
Total cement volume [1]	5,673	5,666	0%	1,892	1,892	0%
Total domestic gray cement volume	4,974	4,976	(0%)	1,652	1,670	(1%)
Total ready-mix volume	2,197	2,355	(7%)	721	795	(9%)
Total aggregates volume	5,234	5,547	(6%)	1,695	1,869	(9%)

[1]	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January -September	Third Quarter	Third Quarter 2017
	2017 vs. 2016	2017 vs. 2016	vs. Second Quarter 2017
DOMESTIC GRAY CEMENT
Colombia	(5%)	(4%)	5%
Panama	5%	(3%)	(4%)
Costa Rica	(1%)	(0%)	(1%)
Rest of CLH	10%	7%	(7%)

READY-MIX
Colombia	(15%)	(16%)	3%
Panama	16%	4%	(4%)
Costa Rica	2%	22%	28%
Rest of CLH	27%	20%	(31%)

AGGREGATES
Colombia	(18%)	(21%)	2%
Panama	18%	15%	4%
Costa Rica	28%	33%	(15%)
Rest of CLH	62%	2%	(62%)

2017 Third Quarter Results	Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. dollars

	January -September	Third Quarter	Third Quarter 2017
	2017 vs. 2016	2017 vs. 2016	vs. Second Quarter 2017

DOMESTIC GRAY CEMENT
Colombia	(18%)	(22%)	(2%)
Panama	(1%)	(1%)	0%
Costa Rica	(8%)	(6%)	(0%)
Rest of CLH	(1%)	(1%)	0%

READY-MIX
Colombia	1%	(4%)	(0%)
Panama	(0%)	0%	2%
Costa Rica	(15%)	(10%)	(4%)
Rest of CLH	(9%)	(4%)	9%

AGGREGATES
Colombia	7%	5%	0%
Panama	(3%)	(9%)	(3%)
Costa Rica	(52%)	(51%)	25%
Rest of CLH	(12%)	2%	23%

For Rest of CLH, volume-weighted average prices.

Variation in local currency

	January -September	Third Quarter	Third Quarter 2017
	2017 vs. 2016	2017 vs. 2016	vs. Second Quarter 2017

DOMESTIC GRAY CEMENT
Colombia	(21%)	(22%)	(2%)
Panama	(1%)	(1%)	0%
Costa Rica	(4%)	(3%)	(1%)
Rest of CLH	(1%)	(1%)	(0%)

READY-MIX
Colombia	(2%)	(4%)	(1%)
Panama	(0%)	0%	2%
Costa Rica	(11%)	(7%)	(4%)
Rest of CLH	(9%)	(4%)	9%

AGGREGATES
Colombia	4%	5%	(0%)
Panama	(3%)	(9%)	(3%)
Costa Rica	(49%)	(50%)	25%
Rest of CLH	(8%)	7%	24%

For Rest of CLH, volume-weighted average prices.

2017 Third Quarter Results	Page 10

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader’s convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates used to convert: (i) the balance sheet as of September 30, 2017 and September 30, 2016 was $2,941.07 and $2,879.95 Colombian pesos per US dollar, respectively, and (ii) the consolidated results for the third quarter of 2017 and for the third quarter of 2016 were $2,957.80 and $2,965.17 Colombian pesos per US dollar, respectively.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under “other and intercompany eliminations.”

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala, El Salvador and Brazil.

Exchange rates

	January - September		January - September		Third Quarter
	2017 closing	2016 closing	2017 average	2016 average	2017 average	2016 average
Colombian peso	2,941.07	2,879.95	2,943.68	3,038.63	2,957.80	2,965.17
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	574.13	558.80	572.71	549.45	575.57	557.87
Euro	1.18	1.12	1.12	0.00	1.12	1.12

Amounts provided in units of local currency per US dollar.

2017 Third Quarter Results	Page 11

DEFINITIONS OF TERMS AND DISCLOSURES

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

2017 Third Quarter Results	Page 12